

LIFE SIZE TINY Communities

Bringing Tiny... home.

# The Evolution of Attainable Housing

JOE@LIFESIZETINYCOMMUNITIES.COM

# PROBLEM | The Missing Middle

A segment of housing options between single-family homes and giant apartment buildings.


DETACHED SINGLE-FAMILY HOMES
DUPLEX
TRIPLEX/ FOURPLEX
COURTYARD APARTMENT
BUNGALOW COURT
TOWNHOUSE
MULTIPLEX
LIVE/WORK
MID-RISE
MISSING MIDDLE HOUSING

## AFFORDABILITY:

In the 3rd quarter of 2018 only 56% of home sales were considered affordable. National benchmark of affordability determines housing costs should not exceed 30% of a household's monthly income.

## AVAILABILITY:

Prior to 2008, the country built 1.1M new homes annually. Since then, only 849,000 each year have been built and the shortfall is expected to continue through 2020.

# SOLUTION |    Tiny Communities





**REDEFINE HOUSING**

**NICHE MARKET**

+ Lower price points for ease of entry.

+ Down-sizing option for aging consumers, who require manageable housing.

+ Efficient options for multiple demographics of people.

+ Private single-family dwellings, with a new emphasis on community.

+ Tiny house template communities create new options for home ownership.

+ Tiny houses offer the benefits of home ownership with less hassle, and a smaller carbon footprint.

+ A median price point of $75k is attractive to a wider demographic.

# INNOVATION | BYOH - Bring Your Own Home


Drainage
& Open Space
Community
House

Creating a tiny home community template will allow for new ideas, such as BYOH.

Life Size: Tiny Communities will plan and install the required infrastructure, create the neighborhoods and common areas. From there, our residents will bring their own tiny home, hook up and live.

# TARGET DEMOGRAPHICS





### BABY BOOMERS

40% of people interested in tiny houses are 50+, due to concerns like manageability and mainte- nance. Our solution gives aging consumers an option for downsizing while still maintaining autonomy.

### MILLENIALS

Demand for full-sized homes has changed, with 38% of millennials feeling financially unstable, and unwilling to commit to long term mortgages. A tiny home community can offer them another option for home ownership.

### MINIMALISTS

Housing trends are pointing towards minimalism. New homeowners are not as interested in acquiring material possessions but having more emphasis on life experiences. Life Size: Tiny Communities will create that freedom.

# INDUSTRY COMPETITION

### EXISTING TINY HOME COMMUNITIES

Tiny communities do exist, but they aren't regulated or scaled to a national level. Life Size Tiny Communities seeks to normalize tiny homes and create a national community option within the tiny home market, both in metro and rural areas.

### MOBILE HOME PARKS

Tiny homes are the next evolution of affordable/attainable housing. High quality construction, customization, and retained mobility give Tiny Communities a competitive edge over existing mobile home parks.

### RV PARKS

Existing RV Parks that allow tiny houses are a temporary solution to the problem we aim to solve. Life Size: Tiny Communities will provide permanent placement for tiny houses, creating more of a community than a traditional RV Park.



# FINANCIAL MODEL | Leasing



+ Each space in our community will be leased annually.

+ Tiny homeowners will be required to bring their own tiny homes.

+ Target monthly dues range is between $650-$850 per month.

# Financials



Life Size Tiny Community YOY Financial Projection (Long-Term)

Legend: Total Revenue, EBITDA, Cash Position (YE)

## EXAMPLE INVESTMENT (ASSUMES WACC OF 10%):

- IRR: 55%
- NPV: ~$90k
- Equity Multiple: 2.41x
- Deferred Pref : 8%
- Bonus Multiplier Return: 1.25x

# TIMELINE & USE OF FUNDS

| Day Zero | End of Year 1 | End of Year 2 |
|---|---|---|
| Property Acquired and fully entitled. | Development Complete, residents moving in. | Property is 80% full and stabilization is complete. | Refinance takes place and principal, preferred return and bonus multiple paid out to all LPs. |





Bringing tiny... home.

Joe Callantine

720.460.9467

5250 S Huron Way #11-104

Littleton, Co 80120

JOE@LIFESIZETINYCOMMUNITIES.COM